Exhibit 99.16

William J. Lewis, B.Sc., P. Geo.
Micon International Limited
Suite 900, 390 Bay Street
Toronto, Ontario M5H 2Y2
CONSENT of QUALIFIED PERSON

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office, Office of the Attorney General
Service Newfoundland and Labrador, Superintendent of Securities

Re: Emigrant Project Technical Report

I, William J. Lewis, B.Sc., P.Geo., consent to the public filing of the technical report titled NI 43-101 Technical Report Regarding the 1.5% Production Royalty Held on the Emigrant Project, Elko County, Nevada USA and dated September 10, 2012 (the “Technical Report”) by Bridgeport Ventures Inc. I also consent to any extracts from or a summary of the Technical Report in the notice of meeting and management information circular dated October 31, 2012 of Bridgeport Ventures Inc (the “Information Circular”).

I certify that I have read the Information Circular being filed by Bridgeport Ventures Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 31st day of October, 2012.

“William J. Lewis” {signed and sealed}
Signature of Qualified Person

William J. Lewis , B.Sc., P. Geo.
Senior Geologist, Micon International Limited

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763